Mail Stop 3561

April 30, 2008

Mr. Robert P. Gasparini
NeoGenomics, Inc.
12701 Commonwealth Drive, Ste. 9
Fort Myers, FL 33913

     Re: NeoGenomics, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
            File No. 333-72097

Dear Mr. Gasparini:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                       Sincerely,

                       Tia Jenkins
                       Senior Assistant Chief Accountant
                       Office of Beverages, Apparel and
                       Health Care Services